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Second Quarter Report 2012

 AGNICO-EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with United States GAAP)
for the three months ended June 30, 2012

        This management's discussion and analysis dated August 3, 2012 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with our interim unaudited consolidated financial statements for the three months ended June 30, 2012, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Information pertaining to new accounting pronouncements can also be obtained within our interim unaudited consolidated financial statements. Additionally, this management's discussion and analysis should be read in conjunction with the management's discussion and analysis and consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011. Other information regarding critical accounting estimates and risk factors are also available in the Company's Annual Report on Form 20-F. These interim unaudited consolidated financial statements and management's discussion and analysis are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this management's discussion and analysis is presented in Canadian dollars ("C$") or European Union euros ("EUR" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2011, is available on the Canadian Securities Administrators' SEDAR website at www.sedar.com.

Results of Operations

        Agnico-Eagle reported net income of $43.3 million, or $0.25 per share, in the second quarter of 2012 compared with net income of $68.8 million, or $0.41 per share, in the second quarter of 2011. In the second quarter of 2012, the operating margin increased 8.5% to $239.7 million from $220.9 million in the second quarter of 2011 due primarily to an increase in sales volumes and realized gold price. Gold production increased by 10.9% to 265,350 ounces from 239,328 ounces between the second quarter of 2011 and the second quarter of 2012. Cash provided by operating activities amounted to $194.1 million in the second quarter of 2012 compared with $162.8 million in the second quarter of 2011. During the second quarter of 2012, cash costs were $660 per ounce compared with $565 per ounce during the same period in the previous year.

        The table below summarizes variances in the key drivers of net income for the three months and six months ended June 30, 2012 compared with the three months and six months ended June 30, 2011:

(millions of United States dollars)	Three Months Ended June 30, 2012 vs. Three Months Ended June 30, 2011	Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2011
Increase in gold revenue	$56.5	$110.4
Decrease in silver revenue	(17.8)	(15.8)
Decrease in zinc revenue	(12.0)	(8.9)
Increase (decrease) in copper and lead revenue	(0.8)	1.0
Decrease in production costs due to weaker Canadian dollar and Euro	8.7	12.0
Increase in production costs	(15.9)	(35.6)
Increase in amortization of property, plant and mine development	(7.1)	(9.7)
Decrease in non cash foreign currency translation loss	13.7	12.3
Decrease in income and mining taxes	2.0	5.2
Increase in interest expense	(0.2)	(0.7)
Increase in general and administrative expense	(7.9)	(6.7)
Increase in exploration and corporate development expenses	(17.0)	(23.1)
Impairment loss on available-for-sale securities	(11.6)	(11.6)
Increase in loss on sale of available-for-sale securities	(7.2)	(11.5)
Other	(9.0)	(9.6)

Total net income variance	$(25.6)	$7.7

        In the second quarter of 2012, revenues from mining operations increased to $459.6 million from $433.7 million in the second quarter of 2011 due primarily to an increase in sales volumes and higher gold prices realized. The increase in sales volume was impacted by an increase in the level of production in the second quarter of 2012 largely due to record production at the Meadowbank mine, higher grades at the LaRonde mine and the ramp up of operations at the Creston Mascota deposit at Pinos Altos which achieved commercial production on March 1, 2011.

        In the second quarter of 2012, total cash costs per ounce of gold produced increased to $660 from $565 in the second quarter of 2011 and production costs increased to $219.9 million in the second quarter of 2012 from $212.8 million in the second quarter of 2011. The increase in cash costs per ounce of gold produced in the second quarter of 2012 was largely attributable to lower byproduct revenue, higher costs at the LaRonde mine as a result of transitioning into the deeper LaRonde mine extension and the absence of production from the relatively lower cost Goldex mine. These factors more than offset the positive impact of higher gold production on unit cash costs.

        Exploration and corporate development expenses amounted to $34.3 million in the second quarter of 2012 compared with $17.3 million in the second quarter of 2011. This increase is due primarily to expanded exploration programs in Canada and Mexico during the second quarter of 2012 relative to the second quarter of 2011.

        During the second quarter of 2012, there was a non-cash foreign currency translation gain of $11.0 million mainly attributable to a weakening of the Canadian dollar versus the US dollar at June 30, 2012 relative to March 31, 2012. A non-cash foreign currency translation loss of $2.7 million was recorded during the comparative second quarter of 2011.

        The Kittila mine was operating at full capacity as of June 18, 2012 following a planned maintenance shutdown of the Kittila mill. While the processing facility shutdown was expected to last up to 40 days in the second quarter of 2012, operations resumed after only 18 days due to better than expected conditions inside the autoclave. The balance of the total scheduled mill maintenance downtime has been postponed to the second half of 2012 when two 10-day maintenance shutdowns are scheduled.

        An $11.6 million impairment loss on certain available-for-sale securities was recorded as at June 30, 2012 based on an evaluation of the severity and duration of their individual unrealized loss positions.

        On June 1, 2012, the Company disposed of 11,000,000 shares of Rubicon Minerals Corporation for total proceeds of $30.7 million, recording a $6.7 million loss on sale of available-for-sale securities. After closing the transaction, the Company's interest in Rubicon Minerals Corporation is 10,671,827 shares.

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone ("GEZ"). As of September 30, 2011, Agnico-Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability has been recorded to reflect anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011. During the three months ended June 30, 2012, the Company incurred $6.1 million in remediation costs that were applied against the environmental remediation liability recognized in 2011.

        In 2012, exploration drilling continued on several mineralized zones on the property near the GEZ. A team of independent consultants and Agnico-Eagle staff performed a thorough review, including a preliminary economic assessment based only on the indicated resources, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, the Board of Directors has approved the M and E zones for development and first gold production is expected in early 2014. All necessary operating permits have been received. The mining operations will include the use of existing Goldex mine infrastructure such as the shaft and mill. The operations in the GEZ remain suspended indefinitely.

        During the first quarter of 2011, the kitchen facilities at the employee camp at the Meadowbank mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained and operations were normalized prior to the end of the second quarter of 2011. The Company continues the process of recovering property damage and business interruption losses and received $0.4 million of insurance proceeds during the second quarter of 2012 and had a remaining insurance receivable of $6.5 million as at June 30, 2012.

Total Production Costs by Mine

(thousands of dollars)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
LaRonde mine	$55,483	$54,457	$113,663	$102,342
Goldex mine	—	16,357	—	34,231
Lapa mine	18,450	17,333	37,107	34,084
Kittila mine	23,515	25,961	49,545	54,461
Pinos Altos mine	40,819	38,085	75,980	68,992
Meadowbank mine	81,639	60,561	158,646	117,211

Total production costs per consolidated statements of income	$219,906	$212,754	$434,941	$411,321

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde, Goldex, Lapa, Kittila, Pinos Altos (includes Creston Mascota deposit at Pinos Altos) and Meadowbank mines:

LaRonde Mine

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$55,483	$54,457	$113,663	$102,342
Adjustments:
Byproduct revenues net of refining and transport fees	(23,334)	(45,516)	(70,852)	(98,495)
Inventory and other adjustments(i)	(42)	(1,899)	(757)	3,453
Non-cash reclamation provision	(599)	(684)	(1,203)	(1,384)

Cash operating costs	$31,508	$6,358	$40,851	$5,916

Gold production (ounces)	40,206	27,525	83,487	64,418

Total cash costs (per ounce)(ii)	$784	$231	$489	$92

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$55,483	$54,457	$113,663	$102,342
Adjustments:
Inventory and other adjustments(iii)	113	(2,055)	(12)	2,462
Non-cash reclamation provision	(599)	(684)	(1,203)	(1,384)

Minesite operating costs	$54,997	$51,718	$112,448	$103,420

Minesite operating costs (C$)	$55,524	$50,259	$113,254	$100,616

Tonnes of ore milled (thousands of tonnes)	573	599	1,218	1,184

Minesite costs per tonne (C$)(iv)	$97	$84	$93	$85

Goldex Mine

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$—	$16,357	$—	$34,231
Adjustments:
Byproduct revenues net of refining and transport fees	—	107	—	194
Inventory and other adjustments(i)	—	(224)	—	(1,533)
Non-cash reclamation provision	—	(58)	—	(113)

Cash operating costs	$—	$16,182	$—	$32,779

Gold production (ounces)	—	41,998	—	80,498

Total cash costs (per ounce)(ii)	$—	$385	$—	$407

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$—	$16,357	$—	$34,231
Adjustments:
Inventory and other adjustments(iii)	—	(20)	—	(1,181)
Non-cash reclamation provision	—	(58)	—	(113)

Minesite operating costs	$—	$16,279	$—	$32,937

Minesite operating costs (C$)	$—	$15,658	$—	$31,985

Tonnes of ore milled (thousands of tonnes)	—	769	—	1,484

Minesite costs per tonne (C$)(iv)	$—	$20	$—	$22

Lapa Mine

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$18,450	$17,333	$37,107	$34,084
Adjustments:
Byproduct revenues net of refining and transport fees	115	157	176	223
Inventory and other adjustments(i)	(685)	(366)	(702)	(208)
Non-cash reclamation provision	(15)	(15)	221	(30)

Cash operating costs	$17,865	$17,109	$36,802	$34,069

Gold production (ounces)	28,157	28,552	56,656	55,466

Total cash costs (per ounce)(ii)	$634	$599	$650	$614

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$18,450	$17,333	$37,107	$34,084
Adjustments:
Inventory and other adjustments(iii)	(635)	(274)	(615)	32
Non-cash reclamation provision	(15)	(15)	221	(30)

Minesite operating costs	$17,800	$17,044	$36,713	$34,086

Minesite operating costs (C$)	$17,968	$16,289	$36,872	$32,929

Tonnes of ore milled (thousands of tonnes)	159	160	317	302

Minesite costs per tonne (C$)(iv)	$113	$102	$116	$109

Kittila Mine

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$23,515	$25,961	$49,545	$54,461
Adjustments:
Byproduct revenues net of refining and transport fees	134	15	253	92
Inventory and other adjustments(i)	446	2,920	886	2,077
Non-cash reclamation provision	(99)	(55)	(256)	(105)
Stripping costs(v)	—	(2,643)	—	(2,643)

Cash operating costs	$23,996	$26,198	$50,428	$53,882

Gold production (ounces)	35,228	30,811	81,986	71,128

Total cash costs (per ounce)(ii)	$681	$850	$615	$758

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$23,515	$25,961	$49,545	$54,461
Adjustments:
Inventory and other adjustments(iii)	451	2,920	891	2,077
Non-cash reclamation provision	(99)	(55)	(256)	(105)
Stripping costs(v)	—	(2,643)	—	(2,643)

Minesite operating costs	$23,867	$26,183	$50,180	$53,790

Minesite operating costs (EUR)	€18,729	€18,395	€38,187	€38,105

Tonnes of ore milled (thousands of tonnes)	251	233	540	495

Minesite costs per tonne (EUR)(iv)	€75	€79	€71	€77

Pinos Altos Mine (Includes Creston Mascota Deposit at Pinos Altos)

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$40,819	$38,085	$75,980	$68,992
Adjustments:
Byproduct revenues net of refining and transport fees	(13,750)	(15,986)	(30,199)	(30,989)
Inventory and other adjustments(i)	(1,149)	292	605	5,989
Non-cash reclamation provision	(195)	(348)	(628)	(630)
Stripping costs(v)	(3,017)	(6,765)	(7,197)	(13,090)

Cash operating costs	$22,708	$15,278	$38,561	$30,272

Gold production (ounces)	63,356	51,066	120,372	99,067

Total cash costs (per ounce)(ii)	$358	$299	$320	$306

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$40,819	$38,085	$75,980	$68,992
Adjustments:
Inventory and other adjustments(iii)	(1,108)	(181)	646	4,883
Non-cash reclamation provision	(195)	(348)	(628)	(630)
Stripping costs(v)	(3,017)	(6,765)	(7,197)	(13,090)

Minesite operating costs	$36,499	$30,791	$68,801	$60,155

Tonnes of ore milled (thousands of tonnes)	1,211	1,114	2,445	2,147

Minesite costs per tonne(iv)	$30	$28	$28	$28

Meadowbank Mine

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$81,639	$60,561	$158,646	$117,211
Adjustments:
Byproduct revenues net of refining and transport fees	(484)	(395)	(1,118)	(844)
Inventory and other adjustments(i)	(186)	260	5,068	2,686
Non-cash reclamation provision	(395)	(427)	(789)	(839)
Stripping costs(v)	(1,441)	(5,950)	(1,663)	(5,950)

Cash operating costs	$79,133	$54,049	$160,144	$112,264

Gold production (ounces)	98,403	59,376	177,804	121,113

Total cash costs (per ounce)(ii)	$804	$910	$901	$927

(thousands of dollars, except where noted)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Production costs per consolidated statements of income	$81,639	$60,561	$158,646	$117,211
Adjustments:
Inventory and other adjustments(iii)	51	1,193	5,480	3,965
Non-cash reclamation provision	(395)	(427)	(789)	(839)
Stripping costs(v)	(1,441)	(5,950)	(1,663)	(5,950)

Minesite operating costs	$79,854	$55,377	$161,674	$114,387

Minesite operating costs (C$)	$80,678	$53,939	$162,408	$112,181

Tonnes of ore milled (thousands of tonnes)	901	667	1,788	1,296

Minesite costs per tonne (C$)(iv)	$90	$81	$91	$87

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for net byproduct metals revenues, inventory and hedging adjustments, asset retirement provisions and stripping costs. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for inventory adjustments, asset retirement provisions and stripping costs, and then dividing by tonnes processed through the mill. As total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

(v)
The Company reports total cash costs per ounce and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce and minesite costs per tonne to the majority of the Company's peers within the mining industry.

Liquidity and Capital Resources

        At June 30, 2012, Agnico-Eagle's cash and cash equivalents, short-term investments and restricted cash totaled $289.1 million, while working capital amounted to $491.0 million. At December 31, 2011, the Company had $221.5 million in cash and cash equivalents, short-term investments and restricted cash and $567.1 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Cash provided by operating activities was $194.1 million in the second quarter of 2012 compared with $162.8 million in the second quarter of 2011. In the second quarter of 2012, revenues from mining operations increased to $459.6 million from $433.7 million in the second quarter of 2011 due primarily to increased sales volumes and higher gold prices realized.

        For the three months ended June 30, 2012, capital expenditures amounted to $104.4 million compared with $114.4 million in the three months ended June 30, 2011. The significant capital expenditures during the second quarter of 2012 pertained to sustaining capital for the Company's operating mines, Goose Pit development expenditures and dyke construction at the Meadowbank mine, and Meliadine project development.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. The 2012 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of material and certain other subsidiaries of the Company to incur indebtedness. The 2012 Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility and 2010 Notes. The 2012 Notes are permissible debt under the Credit Facility.

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions.

        On June 26, 2012, the Company entered into a credit agreement with a financial institution relating to a new C$150 million uncommitted letter of credit facility (the "LC Facility"). The obligations of the Company under the LC Facility are guaranteed by certain subsidiaries of Agnico-Eagle. The LC Facility may be used to support the reclamation obligations, non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2012, no letters of credit were drawn against the LC Facility.

        On August 4, 2011, the Company amended and restated its $1.2 billion credit facility (the "Credit Facility") to extend the scheduled maturity date from June 22, 2014 to June 22, 2016. Terms related to standby fees and drawn amounts were amended to reflect current market conditions. At June 30, 2012, the outstanding balance on the Credit Facility amounted to $230.0 million. As a result, Credit Facility availability amounted to $970.0 million at June 30, 2012.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

        The Company was in compliance with covenants contained within both the Credit Facility and the 2010 Notes as at June 30, 2012.

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. The costs of funding for many businesses, particularly for financial institutions with which we do business, remain high compared to historical levels. Continuation of volatility in world markets could have a significant impact on our business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and our overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects our revenues, earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The volatility of global stock markets impacts the valuation of our equity investments. The current economic turmoil in Europe is compounding global volatility issues.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer ("CEO").

        As of the end of the period covered by this quarterly management's discussion and analysis and accompanying unaudited interim consolidated financial statements, the Company's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files was recorded, processed, summarized and reported, within the appropriate time periods.

        Management of the Company, with the participation of the CEO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

        The Company's management including the CEO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Income Contribution Analysis
LaRonde mine	$29,342	$46,017	$92,608	$95,000
Goldex mine	—	46,739	—	87,072
Lapa mine	26,222	27,737	53,899	46,915
Kittila mine	31,489	18,934	80,538	46,765
Pinos Altos mine(i)	79,887	52,568	149,022	99,827
Meadowbank mine	72,715	28,942	121,487	58,859

Operating margin	239,655	220,937	497,554	434,438
Amortization of property, plant and mine development	66,310	59,235	130,863	121,164
Corporate expenses	96,169	56,936	182,005	131,146

Income before income and mining taxes	77,176	104,766	184,686	182,128
Income and mining taxes	33,904	35,941	62,866	68,039

Net income for the period	$43,272	$68,825	$121,820	$114,089

Net income per share — basic	$0.25	$0.41	$0.71	$0.68
Net income per share — diluted	$0.25	$0.40	$0.71	$0.66
Cash flows
Cash provided by operating activities	$194,082	$162,821	$390,579	$337,587
Cash used in investing activities	$(68,619)	$(116,173)	$(157,527)	$(206,130)
Cash used in financing activities	$(29,258)	$(22,180)	$(161,336)	$(94,745)
Realized prices
Gold (per ounce)	$1,602	$1,530	$1,642	$1,466
Silver (per ounce)	$26.33	$38.50	$30.75	$37.31
Zinc (per tonne)	$1,901	$2,257	$2,026	$2,340
Copper (per tonne)	$6,455	$8,565	$7,842	$9,377
Payable production(ii)
Gold (ounces)
LaRonde mine	40,206	27,525	83,487	64,418
Goldex mine	—	41,998	—	80,498
Lapa mine	28,157	28,552	56,656	55,466
Kittila mine	35,228	30,811	81,986	71,128
Pinos Altos mine(i)	63,356	51,066	120,372	99,067
Meadowbank mine	98,403	59,376	177,804	121,113

	265,350	239,328	520,305	491,690

Silver (ounces in thousands)
LaRonde mine	532	736	1,222	1,416
Pinos Altos mine(i)	537	452	1,044	858
Meadowbank mine	26	13	44	26

	1,095	1,201	2,310	2,300

Zinc (LaRonde mine) (tonnes)	9,558	14,678	22,536	26,619
Copper (LaRonde mine) (tonnes)	1,004	666	2,330	1,483

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Payable metal sold
Gold (ounces)
LaRonde mine	39,886	28,589	83,631	66,048
Goldex mine	—	41,564	—	83,459
Lapa mine	27,793	29,749	55,690	55,525
Kittila mine	34,476	29,794	78,703	70,492
Pinos Altos mine(i)	66,373	48,847	118,518	94,331
Meadowbank mine	93,299	58,767	167,913	120,695

	261,827	237,310	504,455	490,550

Silver (ounces in thousands)
LaRonde mine	482	726	1,200	1,405
Pinos Altos mine(i)	525	428	1,018	837
Meadowbank mine	24	14	42	35

	1,031	1,168	2,260	2,277

Zinc (LaRonde mine) (tonnes)	10,379	16,649	23,411	24,951
Copper (LaRonde mine) (tonnes)	1,085	658	2,378	1,478
Total cash costs (per ounce)(iii)
LaRonde mine	$784	$231	$489	$92
Goldex mine	—	385	—	407
Lapa mine	634	599	650	614
Kittila mine	681	850	615	758
Pinos Altos mine(i)	358	299	320	306
Meadowbank mine	804	910	901	927

Weighted average	$660	$565	$628	$548

(i)
Includes Creston Mascota deposit at Pinos Altos.

(ii)
Payable production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iii)
Total cash costs per ounce is a non-US GAAP measure of performance that the Company uses to monitor the performance of its operations.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Operating margin
Revenues from mining operations	$398,478	$439,004	$412,068	$433,691	$520,537	$455,503	$472,934	$459,561
Production costs	196,674	195,998	198,567	212,754	237,190	227,567	215,035	219,906

Operating margin	201,804	243,006	213,501	220,937	283,347	227,936	257,899	239,655
Income contribution analysis
LaRonde mine	48,722	65,516	48,983	46,017	59,081	34,581	63,266	29,342
Goldex mine	44,349	50,122	40,333	46,739	48,974	24,677	—	—
Lapa mine	17,764	25,477	19,178	27,737	28,286	23,736	27,677	26,222
Kittila mine	26,838	17,467	27,831	18,934	34,751	33,619	49,049	31,489
Pinos Altos mine(i)	15,089	34,998	47,259	52,568	65,777	67,111	69,135	79,887
Meadowbank mine	49,042	49,426	29,917	28,942	46,478	44,212	48,772	72,715

Operating margin	201,804	243,006	213,501	220,937	283,347	227,936	257,899	239,655
Amortization of property, plant and mine development	48,145	69,835	61,929	59,235	67,104	73,513	64,553	66,310
Impairment Loss on Meadowbank mine	—	—	—	—	—	907,681	—	—
Loss on Goldex mine	—	—	—	—	298,183	4,710	—	—
Corporate expenses (gains)	(9,818)	51,268	74,210	56,936	28,644	92,204	85,836	96,169

Income (loss) before income and mining taxes	163,477	121,903	77,362	104,766	(110,584)	(850,172)	107,510	77,176
Income and mining taxes	42,016	33,940	32,098	35,941	(28,970)	(248,742)	28,962	33,904

Net income (loss) for the period	$121,461	$87,963	$45,264	$68,825	$(81,614)	$(601,430)	$78,548	$43,272

Attributed to non-controlling interest	$—	$—	$—	$—	$—	$(60)	$—	$—

Attributed to common shareholders	$121,461	$87,963	$45,264	$68,825	$(81,614)	$(601,370)	$78,548	$43,272

Net income (loss) per share — basic	$0.73	$0.53	$0.27	$0.41	$(0.48)	$(3.53)	$0.46	$0.25
Net income (loss) per share — diluted	$0.71	$0.51	$0.26	$0.40	$(0.48)	$(3.53)	$0.46	$0.25
Cash flows
Cash provided by operating activities	$156,829	$90,576	$171,043	$162,821	$197,570	$132,028	$196,497	$194,082
Cash used in investing activities	$(163,798)	$(123,353)	$(89,957)	$(116,173)	$(247,772)	$(306,583)	$(88,908)	$(68,619)
Cash provided by (used in) financing activities	$531	$(10,408)	$(68,842)	$(22,180)	$29,106	$244,461	$(132,078)	$(29,258)

(i)
Includes Creston Mascota deposit at Pinos Altos.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2012	As at December 31, 2011
ASSETS
Current
Cash and cash equivalents	$250,470	$179,447
Short-term investments	3,008	6,570
Restricted cash	35,574	35,441
Trade receivables	75,892	75,899
Inventories:
Ore stockpiles	26,537	28,155
Concentrates and dore bars	65,211	57,528
Supplies	175,100	182,389
Income taxes recoverable	—	371
Available-for-sale securities (note 7)	76,525	145,411
Other current assets	100,575	110,369

Total current assets	808,892	821,580

Other assets	86,200	88,048
Goodwill	229,279	229,279
Property, plant and mine development	3,943,179	3,895,355

	$5,067,550	$5,034,262

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$215,408	$203,547
Environmental remediation liability (note 12)	32,953	26,069
Interest payable	9,301	9,356
Income taxes payable	43,882	—
Capital lease obligations	12,176	11,068
Fair value of derivative financial instruments (note 9)	4,129	4,404

Total current liabilities	317,849	254,444

Long-term debt (note 8)	830,000	920,095
Reclamation provision and other liabilities	118,072	145,988
Deferred income and mining tax liabilities	527,818	498,572
SHAREHOLDERS' EQUITY
Common shares (note 5)
Outstanding — 171,443,385 common shares issued, less 273,980 shares held in trust	3,194,581	3,181,381
Stock options (note 6)	137,879	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Deficit	(75,505)	(129,021)
Accumulated other comprehensive loss	(23,667)	(7,106)

	3,273,811	3,202,972

Non-controlling interest	—	12,191

Total shareholders' equity	3,273,811	3,215,163

	$5,067,550	$5,034,262

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except share and per share amounts, US GAAP basis)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
REVENUES
Revenues from mining operations	$459,561	$433,691	$932,495	$845,759
COSTS, EXPENSES AND OTHER INCOME
Production	219,906	212,754	434,941	411,321
Exploration and corporate development	34,286	17,289	57,394	34,267
Amortization of property, plant and mine development	66,310	59,235	130,863	121,164
General and administrative	32,015	24,122	65,943	59,274
Impairment loss on available-for-sale securities	11,581	—	11,581	—
Provincial capital tax	4,001	—	4,001	—
Interest expense	14,220	13,989	28,667	27,997
Interest and sundry expense (income)	23	224	(246)	(24)
Loss (gain) on derivative financial instruments	4,321	(981)	3,426	(2,332)
Loss (gain) on sale of available-for-sale securities (note 7)	6,731	(420)	6,731	(4,814)
Foreign currency translation loss (gain)	(11,009)	2,713	4,508	16,778

Income before income and mining taxes	77,176	104,766	184,686	182,128
Income and mining taxes	33,904	35,941	62,866	68,039

Net income for the period	$43,272	$68,825	$121,820	$114,089

Net income per share — basic (note 5)	$0.25	$0.41	$0.71	$0.68

Net income per share — diluted (note 5)	$0.25	$0.40	$0.71	$0.66

Cash dividends declared per common share	$0.20	$—	$0.40	$—

Comprehensive income
Net income for the period	$43,272	$68,825	$121,820	$114,089

Other comprehensive loss:
Unrealized gain (loss) on derivative financial instrument hedging activities	(5,540)	—	1,734	—
Adjustments for derivative financial instruments settled during the period	527	—	17	—
Unrealized gain (loss) on available-for-sale securities	(10,477)	(3,492)	(25,496)	3,575
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions during the period	6,731	(420)	6,731	(4,814)
Change in unrealized gain on pension liability	1,051	110	1,603	220
Tax effect of other comprehensive income (loss) items	1,022	535	(1,150)	(45)

Other comprehensive loss for the period	(6,686)	(3,267)	(16,561)	(1,064)

Comprehensive income for the period	$36,586	$65,558	$105,259	$113,025

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Common Shares
							Accumulated Other Comprehensive Income (Loss)
	Number of Shares	$ Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)		Non- controlling Interest
Six months ended June 30:
Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$—
Shares issued under employee stock option plan	217,388	11,163	(2,250)	—	—	—	—	—
Stock options	—	—	26,835	—	—	—	—	—
Shares issued under the incentive share purchase plan	146,546	9,608	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	80,331	4,943	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	114,089	—	—
Other comprehensive loss for the period	—	—	—	—	—	—	(1,064)	—
Restricted share unit plan	(22,800)	(1,790)	—	—	—	—	—	—

Balance June 30, 2011	169,141,820	$3,102,141	$103,139	$24,858	$15,166	$554,354	$27,326	$—

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191
Shares issued under employee stock option plan	15,250	677	(126)	—	—	—	—	—
Stock options	—	—	20,311	—	—	—	—	—
Shares issued under the incentive share purchase plan	289,212	10,590	—	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	210,378	7,570	—	—	—	—	—	—
Shares issued for purchase of mining property	68,941	2,447	—	—	499	—	—	—
Non-controlling interest eliminated upon acquisition								(12,191)
Net income for the period	—	—	—	—	—	121,820	—	—
Dividends declared ($0.40 per share)						(68,304)
Other comprehensive loss for the period	—	—	—	—	—	—	(16,561)	—
Restricted share unit plan	(228,112)	(8,084)	—	—	—	—	—	—

Balance June 30, 2012	171,169,405	$3,194,581	$137,879	$24,858	$15,665	$(75,505)	$(23,667)	$—

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Operating activities
Net income for the period	$43,272	$68,825	$121,820	$114,089
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	66,310	59,235	130,863	121,164
Deferred income and mining taxes	15,069	17,035	25,389	25,914
Loss (gain) on available-for-sale securities and derivative financial instruments	24,139	(534)	23,244	(6,962)
Stock-based compensation	11,296	10,465	27,068	31,491
Foreign currency translation loss (gain)	(11,009)	2,713	4,508	16,778
Other	(1,016)	3,957	2,678	9,892
Adjustment for settlement of environmental remediation	(6,059)	—	(12,291)	—
Changes in non-cash working capital balances:
Trade receivables	15,000	6,745	7	48,128
Income taxes (payable) recoverable	24,013	550	43,882	(12,507)
Inventories	(9,295)	(37,667)	2,254	(54,262)
Other current assets	(8,955)	(9,525)	9,855	(5,059)
Accounts payable and accrued liabilities	41,209	51,727	11,357	48,856
Interest payable	(9,892)	(10,705)	(55)	65

Cash provided by operating activities	194,082	162,821	390,579	337,587

Investing activities
Additions to property, plant and mine development	(104,368)	(114,402)	(180,363)	(211,251)
Acquisition of Grayd Resource Corporation (note 13)	—	—	(9,322)	—
Decrease in short-term investments	2,983	1,904	3,562	4,105
Net proceeds on available-for-sale securities and other	30,732	566	30,732	9,330
Purchase of available-for-sale securities	—	(2,720)	(2,003)	(7,285)
Decrease (increase) in restricted cash	2,034	(1,521)	(133)	(1,029)

Cash used in investing activities	(68,619)	(116,173)	(157,527)	(206,130)

Financing activities
Dividends paid	(30,283)	(23,313)	(60,798)	(49,133)
Repayment of capital lease obligations	(2,744)	(4,186)	(5,856)	(7,239)
Proceeds from long-term debt	255,000	80,000	255,000	80,000
Repayment of long-term debt	(255,000)	(80,000)	(345,000)	(130,000)
Long-term debt financing costs	(327)	—	(327)	—
Repurchase of common shares for restricted share unit plan	—	—	(12,031)	(3,723)
Common shares issued	4,096	5,319	7,676	15,350

Cash used in financing activities	(29,258)	(22,180)	(161,336)	(94,745)

Effect of exchange rate changes on cash and cash equivalents	(1,211)	49	(693)	678

Net increase in cash and cash equivalents during the period	94,994	24,517	71,023	37,390
Cash and cash equivalents, beginning of period	155,476	108,433	179,447	95,560

Cash and cash equivalents, end of period	$250,470	$132,950	$250,470	$132,950

Supplemental cash flow information
Interest paid	$23,887	$23,075	$27,980	$26,304

Income and mining taxes paid	$1,286	$14,537	$5,591	$49,756

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by US GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2011 audited annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2011. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2012 and the results of operations and cash flows for the three and six months ended June 30, 2012 and June 30, 2011.

  Operating results for the three and six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012.

2.     USE OF ESTIMATES

  The preparation of the interim consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2011 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  Fair Value Accounting

  In May 2011, Accounting Standards Codification ("ASC") guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2012, had no impact on the Company's financial position, results of operations or cash flows.

  Comprehensive Income

  In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the Financial Accounting Standards Board ("FASB") is able to reconsider those paragraphs. Adoption of the portion of this updated guidance effective for the Company's fiscal year beginning January 1, 2012 had no impact on the Company's financial position, results of operations or cash flows.

  Goodwill Impairment

  In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

3.     ACCOUNTING POLICIES (Continued)

  carrying amount. Adoption of this updated guidance, effective for the Company's fiscal year beginning January 1, 2012, had no impact on the Company's financial position, results of operations or cash flows.

  Recently Issued Accounting Pronouncements and Developments

  Disclosures about Offsetting Assets and Liabilities

  In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning January 1, 2013. Agnico-Eagle is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

4.     FAIR VALUE MEASUREMENT

  ASC 820 — Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The following table summarizes the Company's financial assets measured at fair value as at June 30, 2012 within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents and short-term investments(i)	$7,153	$—	$7,153	$—
Available-for-sale securities(ii)	76,525	76,525	—	—
Trade receivables(iii)	75,892	—	75,892	—
Fair value of derivative financial instruments(iv)	707	—	707	—

	$160,277	$76,525	$83,752	$—

Financial liabilities:
Fair value of derivative financial instruments(v)	$4,836	$—	$4,836	$—

  (i)
  Fair value approximates the carrying amounts of cash equivalents and short-term investments due to their short-term nature (classified within Level 2 of the fair value hierarchy).

  (ii)
  Available-for-sale securities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

4.     FAIR VALUE MEASUREMENT (Continued)

  (iii)
  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  (iv)
  Recorded at fair value using external pricing service providers with observable inputs (classified within Level 2 of the fair value hierarchy).

  (v)
  Recorded at fair value based on broker-dealer quotations (classified within Level 2 of the fair value hierarchy)

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of greater than three months at the date of purchase.

  The Company's available-for-sale securities that are recorded at fair value using quoted market prices are classified as Level 1 of the fair value hierarchy.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statements of income and comprehensive income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.     SHAREHOLDERS' EQUITY

  During the first quarter of 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. Effective January 1, 2012 the RSU plan was amended to include Directors and Senior Executives of Agnico-Eagle. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two to three years.

  During the first quarter of 2012, the Company funded the RSU plan by transferring $12.0 million (2011 — $3.7 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. The Trust is funded once per year during the first quarter of each year. Compensation cost for the RSU plan incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical employee stock option plan forfeiture rates. For the years 2009 through 2012, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not outstanding for the basic earnings per share ("EPS") calculations. They are included in the basic EPS calculations once they have vested. All of the unvested shares held by the Trust are included in the diluted EPS calculations.

  The following table summarizes the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2012 were exercised:

Common shares outstanding at June 30, 2012	171,169,405
Employees' stock options	11,592,401
Warrants	8,600,000
Restricted share unit plan	273,980

191,635,786

  During the six months ended June 30, 2012, 3,251,000 (2011 — 2,593,785) options were granted with a weighted average exercise price of C$36.98 (2011 — C$76.46), 15,250 (2011 — 217,388) employee stock options were exercised for cash of $0.6 million (2011 — $8.9 million), 120,750 (2011 — 91,750) options were cancelled with a weighted average exercise price of C$60.37 (2011 — C$66.87) and 481,650 (2011 — nil) options expired with a weighted average exercise price of C$47.49 (2011 — nil).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

5.     SHAREHOLDERS' EQUITY (Continued)

  During the three months ended June 30, 2012, 23,000 (2011 — 19,000) options were granted with a weighted average exercise price of C$39.46 (2011 — C$63.39), 15,250 (2011 — 53,169) employee stock options were exercised for cash of $0.6 million (2011 — $2.1 million), 30,750 (2011 — nil) options were cancelled with a weighted average exercise price of C$60.56 (2011 — nil) and 32,500 (2011 — nil) options expired with a weighted average exercise price of C$39.18 (2011 — nil).

  The following table summarizes the reconciliation for the weighted average number of common shares in the calculation of basic and diluted income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income for the period	$43,272	$68,825	$121,820	$114,089

Weighted average number of common shares outstanding — basic (in thousands)	170,985	169,029	170,937	168,949
Add: Dilutive impact of employee stock options	—	1,087	—	1,087
Dilutive impact of warrants	—	2,266	—	2,530
Dilutive impact of shares related to RSU plan	294	66	211	66

Weighted average number of common shares outstanding — diluted (in thousands)	171,279	172,448	171,148	172,632

Net income per share — basic	$0.25	$0.41	$0.71	$0.68

Net income per share — diluted	$0.25	$0.40	$0.71	$0.66

  The calculation of diluted net income per share has been computed using the treasury stock method.

  For the three and six months ended June 30, 2012, all employee stock options and warrants were excluded from the computation of diluted weighted average common shares because their effect would have been anti-dilutive.

  For the three and six months ended June 30, 2011, 2,046,346 and 718,696 employee stock options were excluded from the computation of diluted weighted average common shares, respectively, because their effect would have been anti-dilutive. For the three and six months ended June 30, 2011, all of the Company's warrants were dilutive and were included in the computation of diluted weighted average common shares.

6.     STOCK-BASED COMPENSATION

  The following continuity summarizes activity with respect to the Company's outstanding stock options:

	Six Months Ended June 30, 2012
	Number of Options	Weighted average exercise price
Outstanding, beginning of period	8,959,051	C$	62.88
Granted	3,251,000		36.98
Exercised	(15,250)		37.05
Forfeited	(120,750)		60.37
Expired	(481,650)		47.49

Outstanding, end of period	11,592,401	C$	56.32

Options exercisable at end of period	7,209,989	C$	59.20

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

6.     STOCK-BASED COMPENSATION (Continued)

  For the six months ended June 30, 2012 and June 30, 2011, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2012	2011
Risk-free interest rate	1.25%	1.96%
Expected life of options (in years)	2.8	2.5
Expected volatility of Agnico-Eagle's share price	37.5%	34.6%
Expected dividend yield	2.17%	0.88%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended June 30, 2012, the Company received proceeds of $30.7 million (2011 — $0.5 million) and recognized a loss before income taxes of $6.7 million (2011 — $0.4 million gain) on the sale of certain available-for-sale securities.

  During the six months ended June 30, 2012, the Company received proceeds of $30.7 (2011 — $9.3 million) and recognized a loss before income taxes of $6.7 million (2011 — $4.8 million gain) on the sale of certain available-for-sale securities.

  Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	As at June 30, 2012	As at December 31, 2011
Available-for-sale securities in an unrealized gain position
Cost (net of impairments)	$31,005	$127,344
Unrealized gains in accumulated other comprehensive loss	1,896	16,408

Estimated fair value	32,901	143,752

Available-for-sale securities in an unrealized loss position
Cost (net of impairments)	47,867	1,717
Unrealized losses in accumulated other comprehensive loss	(4,243)	(58)

Estimated fair value	43,624	1,659

Total estimated fair value of available-for-sale securities	$76,525	$145,411

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the three months ended June 30, 2012, certain investments fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. As a result of these evaluations, the Company recorded an $11.6 million impairment loss on certain available-for-sale securities during the three months ended June 30, 2012 that were considered other-than-temporarily impaired.

  At June 30, 2012, the fair value of investments in an unrealized loss position, after recording $4.2 million in other-than-temporary impairment losses, was $43.6 million. The Company also evaluated these securities in relation to the severity and duration (less than three months in all cases) of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as at June 30, 2012.

8.     LONG-TERM DEBT

  On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. The 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

8.     LONG-TERM DEBT (Continued)

  assets and carry on a business other than one related to the mining business and the ability of material and certain other subsidiaries of the Company to incur indebtedness. The 2010 Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility. The Company was in compliance with these covenants as at June 30, 2012.

  On August 4, 2011, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2014 to June 22, 2016. The Credit Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth. The Company was in compliance with these covenants as at June 30, 2012. During the three months ended June 30, 2012, the Company repaid nil, net, on the Credit Facility (2011 — repaid nil, net). At June 30, 2012, the Credit Facility was drawn down by $230.0 million (December 31, 2011 — $320.0 million).

  Total long-term debt interest costs incurred during the three and six months ended June 30, 2012 was $10.9 million (2011 — $10.3 million) and $22.4 million (2011 — $20.3 million), respectively. Total interest costs capitalized to property, plant and mine development for the three and six months ended June 30, 2012 was $0.3 million (2011 — $0.2 million) and $0.5 million (2011 — $0.2 million), respectively. The outstanding long-term debt balance as at June 30, 2012 relates to the $600.0 million in outstanding notes and the $230.0 million outstanding on the Credit Facility.

9.     FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2012.

  As at June 30, 2012, forward contracts with a cash flow hedging relationship that did qualify for hedge accounting under ASC 815 — Derivatives and Hedging, hedged $150.0 million of 2012 expenditures. $25.0 million will expire each month during 2012 at an average rate of US$1.00 = C$1.01. There were no similar effective foreign exchange forward contracts during the three and six months ended June 30, 2011. The effective hedges that expired for the three and six months ended June 30, 2012 resulted in a net realized loss of $0.5 million and nil, respectively. As of June 30, 2012, the Company recognized a mark-to-market loss of $2.3 million in Accumulated other comprehensive loss ("AOCL"). Amounts deferred in AOCL are reclassified to Production costs, as applicable, when the derivative financial instrument has settled.

  In March 2011, the Company entered into a foreign exchange forward contract at a rate of US$1.00 = C$0.99 with an ineffective cash flow hedging relationship that did not qualify for hedge accounting. There were no forward contracts with ineffective cash flow hedging relationships purchased or outstanding during the three and six months ended June 30, 2012. The risk hedged in 2011 was the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represented a portion of the unhedged forecasted Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011. In 2011, the forward contract hedged $90.0 million of 2011 expenditures. $10.0 million was scheduled to expire each month starting in April 2011 and to be completely expired by December 31, 2011. The ineffective hedges that expired during the second quarter of 2011 resulted in a realized gain of $0.9 million for the three and six months ended June 30, 2011. As of June 30, 2011, the Company recognized a mark-to-market gain of $1.4 million in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income.

  Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing of the currency hedged to calculate fair value.

  The Company's other foreign currency derivative strategies in 2012 and 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding on June 30, 2012 or June 30, 2011. For the three and six months ended June 30, 2012, the Company's foreign currency derivative financial instruments generated $0.6 million and $1.0 million, respectively, (2011 — $1.2 million and $2.5 million, respectively) in call option premiums that were recognized in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

9.     FINANCIAL INSTRUMENTS (Continued)

  Commodity Price Risk Management

  During the three and six months ended June 30, 2012, the Company recorded intra-quarter zinc derivative financial instruments realized gains of nil and $0.5 million, respectively, (2011 — nil) that were recognized in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income. There were no intra-quarter zinc derivative financial instruments outstanding at June 30, 2012 and no intra-quarter zinc derivative financial instruments were purchased during the three and six months ended June 30, 2011.

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde mine's 2011 production. The purchase of zinc put options was financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company was nil. All zinc financial instruments expired or were realized in 2011. There were no zinc zero-cost collars purchased or outstanding during the three or six months ended June 30, 2012.

  In 2011, a total of 20,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. A total of 20,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 2,000 metric tonnes expiring each month beginning February 28, 2011. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. These contracts did not qualify for hedge accounting. Gains or losses, along with mark-to-market adjustments were recognized in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income. The options that expired during the three months ended June 30, 2011 expired out of the money. The options that expired during the six months ended June 30, 2011 resulted in a realized gain of $0.1 million. As at June 30, 2011, the Company recorded an unrealized mark-to-market gain of $0.7 million relating to zinc derivative financial instruments.

  The Company recognized a gain of nil on intra-quarter silver derivative financial instruments associated with timing of sales of silver products during the three and six months ended June 30, 2012 (2011 — losses of $1.3 million and $3.4 million, respectively) that were recognized in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income. There were no silver financial instruments purchased or outstanding during the three and six months ended June 30, 2012.

  In the second quarter of 2012, to mitigate the risks associated with fluctuating diesel fuel prices, the Company entered into financial contracts to hedge the price on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. Financial contracts expiring in 2012 and totaling 9.5 million gallons of heating oil were entered into at an average price of $2.97 per gallon, which is approximately 55% of Meadowbank's expected 2012 diesel fuel exposure. In addition, financial contracts expiring in 2013 and totaling 0.5 million gallons of heating oil were entered into at an average price of $2.45 per gallon, which is approximately 3% of Meadowbank's expected 2013 diesel fuel exposure. The contracts expiring in 2012 did not qualify for hedge accounting and the related $2.5 million mark-to-market loss as at June 30, 2012 was recognized in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income. The contracts expiring in 2013 did qualify for hedge accounting and the related nil market-to-market gain as at June 30, 2012 was recognized in AOCL. No heating oil financial contracts expired during the first six months ended June 30, 2012 and no similar derivative financial instruments existed for the Company in 2011. Amounts deferred in AOCL are reclassified to Production costs, as applicable, when the derivative financial instrument has settled. Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  The fair value of the Company's derivative financial instruments are reported on the Fair value of derivative financial instruments line item of the interim consolidated balance sheets.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

9.     FINANCIAL INSTRUMENTS (Continued)

  The following table summarizes the changes in the Accumulated other comprehensive income (loss) balances recorded in the interim consolidated financial statements pertaining to derivative financial instrument hedging activities:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Accumulated other comprehensive income (loss), beginning of period	$2,360	$—	$(4,404)	$—
Adjustments for derivative financial instruments settled during the period(i)	527	—	17	—
Other comprehensive (loss) gain — foreign exchange derivative financial instruments	(5,192)	—	2,082	—
Other comprehensive gain — heating oil derivative financial instruments	46	—	46	—
Other comprehensive loss — other derivative financial instruments	(394)	—	(394)	—

Accumulated other comprehensive loss, end of period	$(2,653)	$—	$(2,653)	$—

  (i)
  Amounts deferred in AOCL, are reclassified to Production costs, as applicable, when the derivative financial instrument has settled.

  The following table summarizes the amounts recognized in the Loss (gain) on derivative financial instruments line item of the interim consolidated statements of income and comprehensive income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Premiums realized on written foreign exchange call options	$608	$1,189	$1,027	$2,549
Realized gain on derivative financial instruments settled during the period	—	879	—	879
Mark-to-market (loss) gain on foreign exchange derivative financial instruments	—	(115)	—	1,433
Realized gain on zinc derivative financial instruments	—	149	476	149
Mark-to-market gain on zinc derivative financial instruments	—	209	—	725
Realized loss on silver derivative financial instruments	—	(1,330)	—	(3,403)
Loss on heating oil derivative financial instruments and other	(4,929)	—	(4,929)	—

(Loss) gain on derivative financial instruments	$(4,321)	$981	$(3,426)	$2,332

10.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2012, the total amount of these guarantees was $129.2 million.

11.   SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and that represent more than 10% of the combined revenue, profit or loss or total assets of all operating

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

11.   SEGMENTED INFORMATION (Continued)

  segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional Office
Europe:	Kittila mine
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the interim consolidated balance sheets at June 30, 2012, $200.1 million relates to the Meliadine project that is a component of the Canada segment and $29.2 million relates to the La India project that is a component of the Latin America segment.

  Corporate Head Office assets are included in the "Canada" segment and specific corporate income and expense items are noted separately below.

  The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011.

Three Months Ended June 30, 2012	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$283,851	$155,572	$48,799	$12,250	$(6,946)	$74,176
Europe	55,004	23,515	7,056	—	152	24,281
Latin America	120,706	40,819	10,455	—	(3,953)	73,385
Exploration	—	—	—	22,036	(262)	(21,774)

	$459,561	$219,906	$66,310	$34,286	$(11,009)	$150,068

Segment income						$150,068
Corporate and Other:
Interest and sundry expense						(23)
Impairment loss on available-for-sale securities						(11,581)
Loss on sale of available-for-sale securities						(6,731)
Loss on derivative financial instruments						(4,321)
General and administrative						(32,015)
Provincial capital tax						(4,001)
Interest expense						(14,220)

Income before income and mining taxes						$77,176

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

11.   SEGMENTED INFORMATION (Continued)

Three Months Ended June 30, 2011	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$298,143	$148,231	$45,870	$—	$1,383	$102,659
Europe	44,895	26,192	5,509	—	(76)	13,270
Latin America	90,653	38,331	7,856	—	772	43,694
Exploration	—	—	—	17,289	634	(17,923)

	$433,691	$212,754	$59,235	$17,289	$2,713	$141,700

Segment income						$141,700
Corporate and Other:
Interest and sundry expense						(224)
Gain on sale of available-for-sale securities						420
Gain on derivative financial instruments						981
General and administrative						(24,122)
Interest expense						(13,989)

Income before income and mining taxes						$104,766

Six Months Ended June 30, 2012	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$577,410	$309,416	$95,904	$23,963	$1,667	$146,460
Europe	130,083	49,545	14,451	—	1,216	64,871
Latin America	225,002	75,980	20,508	—	1,791	126,723
Exploration	—	—	—	33,431	(166)	(33,265)

	$932,495	$434,941	$130,863	$57,394	$4,508	$304,789

Segment income						$304,789
Corporate and Other:
Interest and sundry income						246
Impairment loss on available-for-sale securities						(11,581)
Loss on sale of available-for-sale securities						(6,731)
Loss on derivative financial instruments						(3,426)
General and administrative						(65,943)
Provincial capital tax						(4,001)
Interest expense						(28,667)

Income before income and mining taxes						$184,686

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

11.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2011	Revenues from Mining Operations	Production Costs	Amortization of Property, Plant and Mine Development	Exploration and Corporate Development	Foreign Currency Translation Loss	Segment Income (Loss)
Canada	$575,714	$287,391	$92,971	$—	$11,688	$183,664
Europe	101,226	54,692	12,777	—	3,787	29,970
Latin America	168,819	69,238	15,416	—	669	83,496
Exploration	—	—	—	34,267	634	(34,901)

	$845,759	$411,321	$121,164	$34,267	$16,778	$262,229

Segment income						$262,229
Corporate and Other:
Interest and sundry income						24
Gain on sale of available-for-sale securities						4,814
Gain on derivative financial instruments						2,332
General and administrative						(59,274)
Interest expense						(27,997)

Income before income and mining taxes						$182,128

	Total Assets as at
	June 30, 2012	December 31, 2011
Canada	$3,224,312	$3,205,158
Europe	813,156	771,714
Latin America	984,590	1,020,078
Exploration	45,492	37,312

	$5,067,550	$5,034,262

12.   ENVIRONMENTAL REMEDIATION LIABILITY

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized. During the three months ended June 30, 2012, the Company incurred $6.1 million in remediation costs that were applied against the environmental remediation liability recognized in 2011. As at June 30, 2012, the remaining Goldex mine environmental remediation liability was $33.0 million and was classified as a current liability. The Company's other non-Goldex mine related accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been classified as current liabilities. The environmental remediation liability for the anticipated costs of remediation associated with the Company's Goldex mine requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates. The Goldex mine is part of the "Canada" segment as shown in Note 11.

13.   ACQUISITIONS

  On November 18, 2011, the Company acquired 94.77% of the outstanding shares of Grayd Resource Corporation ("Grayd"), on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico-Eagle shares. The acquisition was accounted for as a business combination and goodwill of $29.2 million was recognized on the Company's consolidated balance sheets.

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares valued at $2.4 million. The non-controlling interest as reported on the December 31, 2011 consolidated balance sheets of the Company has now been eliminated as a result of this transaction.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2012

14.   GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the General and administrative line item of the interim consolidated statements of income and comprehensive income during the three months ended March 31, 2011.

  During the subsequent months of 2011, the Company received $2.4 million of insurance proceeds and had a remaining insurance receivable of $8.8 million as at December 31, 2011 within the Other current assets line item of the interim consolidated balance sheets. During the first six months of 2012, the Company received $2.3 million of insurance proceeds and had a remaining insurance receivable of $6.5 million as at June 30, 2012.

15.   SUBSEQUENT EVENTS

  On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions.

  On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. The 2012 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of material and certain other subsidiaries of the Company to incur indebtedness. The 2012 Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility and 2010 Notes. The 2012 Notes are permissible debt under the Credit Facility.

  On July 25, 2012, Agnico-Eagle announced that the Board of Directors approved the payment of a quarterly cash dividend of $0.20 per common share, payable on September 17, 2012 to holders of record of the common shares of the Company on September 4, 2012.

16.   SECURITIES CLASS ACTION LAWSUITS

  On November 7 and 22, 2011, the Company and certain current and former officers who also are, or were, directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the court entered an order consolidating the actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointed a lead plaintiff (not one of the plaintiffs who filed the original complaints). On April 6, 2012, the lead plaintiff served its Consolidated Complaint (the "Complaint"). The Complaint names the Company, its current chief executive officer and its former president and chief operating officer as defendants and purports to be brought on behalf of all persons and entities who purchased or otherwise acquired the Company's publicly traded securities in the United States or on a U.S. exchange during the period July 28, 2010 through October 19, 2011 (the "Class Period"). The Complaint alleges, among other things, that defendants violated U.S. securities laws by misrepresenting the Company's gold reserves and the status, ability to operate and projected production of its Goldex mine. The Complaint seeks, among other things, (i) a determination that the action is a proper class action and (ii) an award of unspecified damages, attorneys' fees and expenses. On June 6, 2012, the Company and the other defendants filed a motion, pursuant to the Private Securities Litigation Reform Act and Rules 9(b) and 12(b)(6) of the Federal Rules of Civil Procedure, to dismiss the Consolidated Complaint, for failure to state a claim upon which relief could be granted. The plaintiff has not yet responded to the motion.

  On March 8, 2012 and April 10, 2012 a Notice of Action and Statement of Claim under the laws of the Province of Ontario (collectively, the "Ontario Claim") were issued by William Leslie AFA Livforsakringsaktiebolag and certain other entities against the Company and certain current and former officers, two of whom also are, or were, directors. The Ontario Claim, which has now been served, alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011. The plaintiffs seek, among other things, damages of $250.0 million and to certify the Ontario Claim as a class action. The Company intends to vigorously defend the Ontario Claim.

  On March 28, 2012, a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff under the laws of the Province of Quebec was issued against the Company and certain current and former officers, two of whom also are, or were, directors in the Quebec Superior Court (the "Quebec Action"). The Quebec Action, which has now been served, is on behalf of all persons and entities who acquired securities of the Company between March 26, 2010 and October 19, 2011. The plaintiffs in the Quebec Action seek damages arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. The Company intends to vigorously defend the action.

17.   COMPARATIVE FIGURES

  Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2012 interim consolidated financial statements.

QuickLinks

Second Quarter Report 2012
AGNICO-EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with United States GAAP) for the three months ended June 30, 2012
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2012